UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GENESCO INC.
(Name of Issuer)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
371532102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	371532102

1.	NAMES OF REPORTING PERSONS. Hayman Advisors, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	371532102

1.	NAMES OF REPORTING PERSONS. Hayman Investments, L.L.C. I.R.S. Identification Nos. of above persons (entities only).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/HC

CUSIP No.	371532102

1.	NAMES OF REPORTING PERSONS. J. Kyle Bass I.R.S. Identification Nos. of above persons (entities only).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

Item 1.
(a)	Name of Issuer
          Genesco Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices
          1415 Murfreesboro Road, Nashville, Tennessee 37217-2895, United States
Item 2.
(a)	Name of Person Filing
          This statement is jointly filed by and on behalf of each of Hayman Advisors, L.P., Hayman Investments, L.L.C., and J. Kyle Bass (the “Reporting Persons”). Hayman Advisors acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Hayman Capital Master Fund, L.P.
(b)	Address of Principal Business Office or, if none, Residence
          The address of the principal business office of each reporting person is 2101 Cedar Springs Road, Suite 1400, Dallas, Texas 75201.
(c)	Citizenship
          See Item 4 on the cover page(s) hereto.
(d)	Title of Class of Securities
          Common Stock, $1.00 par value per share (“Common Stock”)
(e)	CUSIP Number
          371532102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
(a)	Amount beneficially owned:
          As of December 31, 2008, the Reporting Persons owned no shares of Common Stock.
(b)	Percent of class:
          See Item 11 on the cover page(s) hereto.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
          Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          Not Applicable

Item 8.	Identification and Classification of Members of the Group
          Not Applicable

Item 9.	Notice of Dissolution of Group
          Not Applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2009	Hayman Advisors, L.P.
	By:	Hayman Investments, L.L.C., its General Partner
	By:	/s/ Christopher E. Kirkpatrick
		Name:	Christopher E. Kirkpatrick
		Title:	Authorized Signatory

Hayman Investments, L.L.C.
	By:	/s/ Christopher E. Kirkpatrick
		Name:	Christopher E. Kirkpatrick
		Title:	Authorized Signatory

J. Kyle Bass
	By:	/s/ J. Kyle Bass
		Name:	J. Kyle Bass

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13G relating to the common stock of the issuer filed December 4, 2007 by the reporting person(s) with the Commission)